[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 1, 2016

Securities and Exchange Commission

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Pam A. Long

Re:	Coty Inc.
Registration Statement on Form S-4
Filed April 22, 2016
File No. 333-210856

Dear Ms. Long,

On behalf of our client, Coty Inc. (the “Company” or “Coty”), we file herewith Amendment No. 1 (“Amendment No. 1”) to the above-mentioned Registration Statement on Form S-4 (as amended from time to time, the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on April 22, 2016.

The changes reflected in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 19, 2016 (the “Comment Letter”). Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete information contained therein.

Set forth below are the Company’s responses to the comments raised in the Comment Letter, which also includes input from The Procter & Gamble Company (“P&G”) and Galleria Co. (“Galleria Company”). The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the redlined copy of Amendment No. 1.

General

1.	Please be advised that our comments on the Form S-4 filed by Coty, Inc. also pertain to the Form S-4 filed by Galleria Co. Please address our comments in both filings, as applicable.

Response:

The Company acknowledges the Staff’s comment and confirms that responses reflected in this letter to the Staff are also reflected, as applicable, in Amendment No. 1 to the Registration Statement on Forms S-1 and S-4 of Galleria Company filed on even date herewith.

2.	Please provide us with copies of all materials prepared by each of the company’s financial advisors, including projections and forecasts, and shared with each respective board of directors and its representatives. This includes copies of the board books and all transcripts, summaries and video presentation materials.

Response:

The presentation materials prepared by Morgan Stanley and Barclays in connection with their respective opinions, dated July 8, 2015, and presented to the Company’s board of directors as summarized under “The Transactions – Opinions of Coty’s Financial Advisors” are being provided under separate cover by counsel for Morgan Stanley and Barclays on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, counsel for Morgan Stanley and Barclays has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Morgan Stanley and Barclays has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

3.	We note that you have yet to file all exhibits. Please file these as soon as practicable and note that we will need time to review the legal and tax opinions once filed.

Response:

The Company intends to file the remaining exhibits, including legal and tax opinions, as soon as practicable in order to give the Staff adequate time to review them.

4.	Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X. Please also update the pro forma financial information accordingly.

Response:

The financial statements and related disclosures and the pro forma financial information in Amendment No. 1 have been updated in accordance with the updating requirements of Rule 3-12 of Regulation S-X. The Company, P&G and Galleria Company have also provided updated consents from their respective independent registered public accounting firms as Exhibits 23.1, 23.2 and 23.3, respectively, to Amendment No. 1.

5.	Please provide us Coty’s significance calculations related to its recent acquisition of the Brazilian Beauty Business.

Response:

The Company’s significance calculations related to its recent acquisition of the Brazilian Beauty Business are being provided under separate cover on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act of 1933, as amended, and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. In accordance with such Rules, we have requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, we have requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Coverpage

6.	Please disclose the aggregate purchase price on the cover page of the prospectus.

Response:

The Company respectfully acknowledges the Staff’s comment. However, the Company respectfully advises the Staff that, at this time, the Company is not able to provide an aggregate purchase price. As an alternative, the Company discloses on the cover page of the prospectus the relative share ownership of P&G shareholders and the Company’s shareholders in the Company on a fully diluted basis immediately after the Merger.

Questions and Answers about the Exchange Offer and the Transactions, page 6

7.	Please add a Q&A that discloses the termination fee associated with the Transactions. In addition, please consider adding a similar risk factor.

Response:

The Company respectfully advises the Staff that no termination fee is currently payable under the Transaction Agreement. As described on page 204 of Amendment No. 1, the Company would have been obligated to pay to P&G a termination fee of $400 million if P&G terminated the Transaction Agreement as a result of the Company’s failure to deliver, within 24 hours following execution of the Transaction Agreement, a consent of holders of at least 50.1% of the shares of the Company’s class A and class B common stock authorizing the issuance of shares of the Company’s common stock in the Merger and approving and adopting an amendment to the Company’s certificate of incorporation to increase the Company’s authorized share capital. The Company delivered the stockholder consent within this 24-hour period and therefore the Company will not be required to pay the termination fee, whether or not the Transactions are completed. The Transaction Agreement does not otherwise provide for the payment of a termination fee if the agreement is terminated.

Accordingly, the Company advises the Staff that a Q&A and risk factor disclosing a termination fee with respect to the Transactions would not be meaningful to investors.

8.	Please consider adding a separate Q&A section to briefly address the material differences between the rights of shareholders of a Delaware company and the rights of shareholders of an Ohio corporation.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 20 of Amendment No. 1.

What will happen in the transaction?, page 16

9.	Please disclose the amount of liabilities assumed by Galleria Co.

Response:

The Company respectfully advises the Staff that the amount of liabilities to be assumed by Galleria Company will not be known until the Recapitalization occurs. In response to the Staff’s comment, the Company revised the disclosure on page 16 of Amendment No. 1 to include a cross-reference to “Selected Historical and Pro Forma Financial Data—Unaudited Condensed Combined Pro Forma Financial Statements of Coty,” which section includes information regarding the amount of quantifiable liabilities that would have been assumed by Galleria Company if the Transactions were to have occurred on March 31, 2016, which is the date of the pro forma balance sheet presented therein.

10.	Please disclose the amount of money Galleria will distribute to P&G.

Response:

The Company respectfully advises the Staff that the amount of cash to be distributed by Galleria Company to P&G will not be known until the Recapitalization occurs. In response to the Staff’s comment, the Company revised the disclosure on page 16 of Amendment No. 1 to include a cross-reference to “Selected Historical and Pro Forma Financial Data—Unaudited Condensed Combined Pro Forma Financial Statements of Coty,” which section includes information regarding the debt expected to be incurred under the Galleria Senior Secured Credit Facilities, the proceeds of which will be used, along with any cash contributed to Galleria Company by P&G, to purchase or otherwise obtain certain Galleria assets from P&G prior to the Transactions, with any borrowed amounts remaining after these asset purchases to be distributed by Galleria Company to P&G prior to the Distribution. As discussed in the notes to the pro forma financial statements, the amount of debt to be incurred by Galleria Company is not yet known and will depend on the Recapitalization Amount. The Recapitalization Amount will be determined in part based on a reference price range of the Company’s common stock prior to the closing of the Merger. As reflected in adjustment (c) to Note 2 of the pro forma financial statements, the full amount of borrowings under the Galleria Senior Secured Credit Facilities expected to be drawn is presented as a distribution to P&G. Such amount will fluctuate as additional information becomes available. The information included in Amendment No. 1 regarding the Recapitalization Amount, including the debt expected to be incurred under the Galleria Senior Secured Credit Facilities and the estimated Distribution to P&G, is presented as if the Transactions occurred on March 31, 2016, which is the date of the pro forma balance sheet presented therein, and is calculated based on the closing price of the Company’s common stock on May 25, 2016.

11.	Please disclose the amount of indebtedness to be incurred under the credit facilities.

Response:

Please refer to the Company’s responses to Comment Nos. 9 and 10 above.

12.	In this section, and throughout the prospectus where you discuss the conversion of the Class B Common Stock owned by JAB Cosmetics, please disclose that JAB will be the largest stockholder of the combined company overall, owning approximately 35% of the fully diluted shares of Coty common stock at the completion of the Transactions.

Response:

In response to the Staff’s comment, the Company revised the disclosure on pages 3, 17, 18, 25, 67, 155, 158, 198, 203, 232, 242, 243, 244 and 246 of Amendment No. 1.

Opinions of Coty’s Financial Advisors, page 35

13.	Please disclose the advisory fees, including the amounts contingent on the transaction.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the advisory fees, including the amounts contingent on the closing of the Transactions, have already been disclosed on pages 182 and 191 of Amendment No. 1.

Risk Factors

General

14.	Please consider adding a risk factor that alerts P&G shareholders who may participate in the exchange that the financial advisors have issued opinions pertaining to the fairness of the Transactions and exchange ratio with regard to Coty shareholders and not to P&G shareholders.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 63 of Amendment No. 1.

15.	Please consider adding a risk factor that addresses the presence of a significant minority shareholder after the Transactions are completed.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 67 of Amendment No. 1.

Failure to complete the Transactions could materially and adversely impact the market price of Coty common stock as well as Coty’s business, liquidity, financial condition and results of operations, page 56

16.	Please quantify, to the best of your ability, the “substantial costs related to the Transactions” referenced in this section.

Response:

The Company estimates that the failure to complete the Transactions could result in unrecoverable costs of approximately $300 million to the Company as of the date hereof, which include costs already incurred related to integration efforts as well as costs that would be required to exit signed agreements. The Company continues to refine its estimates and such estimates are subject to revision prior to completion of the Transactions.

Coty expects to incur significant one-time costs associated with the Transactions that could affect the period-to-period operating results of Coty following the completion of the Transactions, page 59

17.	Similarly, please revise your cost estimates, to the best of your ability, to reflect your most recent estimates.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 61 of Amendment No. 1. The Company advises the Staff that it continues to refine its cost estimates and that such estimates are subject to revision in subsequent amendments to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of P&G Beauty Brands, page 114

Results of Operations, page 118

18.	Please quantify and discuss the results of the Divested Brands, that were sold during the year ended June 30, 2015 but are included in the historical results of P&G Beauty Brands, during each period presented.

Response:

The Management’s Discussion and Analysis of Financial Condition and Results of Operations of P&G Beauty Brands (“MD&A”) included in Amendment No. 1 beginning on page 115 has been updated to present a discussion of results as of and for the nine months ended March 31, 2016. In response to the Staff’s comment, the updated MD&A includes, where appropriate, additional discussion of the results of the Divested Brands during the periods presented.

19.	Please quantify and discuss the results of the Excluded Brands, that will not be transferred to Coty but are included in the historical results of P&G Beauty Brands, during each period presented. Please also disclose why these brands have been excluded from the transaction with Coty.

Response:

In response to the Staff’s comment, the updated MD&A includes, where appropriate, additional discussion of the results of the Excluded Brands during the periods presented as well as a discussion on page 119 of Amendment No. 1 of the reason the Excluded Brands have been excluded from the transaction with the Company.

20.	Please more fully explain the factors, other than declines due to the Divested Brands, that negatively impacted sales volumes during each period presented.

Response:

In response to the Staff’s comment, the updated MD&A includes a discussion of sales volume changes that differentiates between developed and developing markets with additional discussion of relevant factors as well as market share changes.

21.	Please more fully explain the specific facts and circumstances that substantially increased the effective tax rate during the year ended June 30, 2015.

Response:

In response to the Staff’s comment, the updated MD&A includes additional discussion of the facts and circumstances that increased the effective tax rate between the periods presented. See pages 123 and 126 of Amendment No. 1.

Historical Per Share, Market Price and Dividend Data, page 130

22.	When the terms of the Recapitalization are determined, please tell us if you intend to comply with the historical and pro forma equivalent per share disclosure requirements for Galleria included in Item 3(f) of Form S-4.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Galleria (i.e., the assets and liabilities related to P&G Beauty Brands that will be transferred by P&G and its subsidiaries to Galleria Company in connection with the Transactions) has historically been owned and operated by Galleria Company’s parent, P&G, and its subsidiaries, rather than by Galleria Company. Therefore, the Company respectfully submits that historical per share data for Galleria or Galleria Company is not material to investors, because Galleria was owned and operated by P&G and its subsidiaries during all historical periods. Further, Galleria will be contributed to Galleria Company immediately prior to the Distribution and shares of Galleria Company common stock will subsequently be converted into the right to receive shares of the Company’s common stock as promptly as practicable following completion of the Distribution. In the exchange offer, the value of Galleria Company common stock will be based on the value of the Company’s common stock to be issued in the Merger, and offerees who elect to tender their shares of P&G common stock, and whose shares of P&G common stock are accepted for exchange, will become stockholders of the Company. Therefore, pro forma per share data for Galleria Company as an independent entity is not material to P&G shareholders’ decision to tender their shares of P&G common stock. As a result, the Company respectfully advises the Staff that the pro forma per share data that would be material to P&G shareholders’ decision to tender their shares of P&G common stock in the exchange offer is the pro forma per share data for the Company, which is included on pages 51 and 132 of Amendment No. 1.

Selected Historical and Pro Forma Financial Data, page 133

Unaudited Condensed Combined Pro Forma Financial Statements of Coty, page 137

23.	Please provide us the analysis you performed that resulted in your conclusion that Coty is the accounting acquirer, including your consideration of each factor outlined in ASC 80510-55-12.

Response:

The Company’s analysis that supported its conclusion that the Company is the accounting acquirer is as follows:

At the effective time of the proposed Merger, Galleria Company will be merged with Merger Sub, a wholly owned acquisition subsidiary of the Company, with Galleria Company surviving as a wholly owned subsidiary of the Company. In connection with the Merger, the Company will issue approximately 412 million shares of its common stock to P&G shareholders in exchange for 100% of the outstanding common stock of Galleria Company. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests (i.e., the Company). In accordance with Accounting Standards Codification (“ASC”) 805-10-55-12 other facts and circumstances should be considered in identifying the acquirer in a business combination, as discussed below.

a. Relative Voting Rights in the Combined Entity. In a business combination, the acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. Upon consummation of the Merger, holders of Galleria Company common stock are expected to own shares of the Company’s common stock representing approximately 54% of the fully diluted shares of the Company’s common stock and the Company’s shareholders will own approximately 46% of the fully diluted shares of the Company’s common stock. The weight of this factor generally increases as the portion of the voting rights held by the majority becomes more significant (e.g., split of 75% and 25% may be more determinative than a split of 51% and 49%). The Company believes this factor is not determinative since the split is 54/46 and, furthermore, the shareholders of P&G who participate in the Transactions will not be comprised of a single entity but rather a disparate group of public shareholders who exchange their shares in P&G for shares in the Company. There will not be a shareholders’ agreement or voting agreement that would give such shareholders control of the Company’s board of directors and there is no expectation that they will vote as a group once they become shareholders of the Company.

b. Minority Voting Interests in the Combined Entity. The acquirer usually is the combining entity whose single owner (or organized group of owners) holds the largest minority voting interest in the combined entity, if no other owner (or organized group of owners) has a significant voting interest. JAB Cosmetics B.V. (“JAB”), the owner of all of the outstanding shares of the Company’s class B common stock and 8.4% of the Company’s common stock, which together represent approximately 97% of the Company’s outstanding voting power, will remain the largest stockholder of the combined company overall, owning approximately 35% of the fully diluted shares of the Company’s common stock at the completion of the Transactions. The shares held by P&G shareholders who participate in the Transactions will be widely held and no one party will have a more significant ownership share in the combined entity than JAB. The large minority interest held by JAB strongly supports the determination that the Company is the accounting acquirer in the Merger.

c. Composition of the Governing Body of the Combined Entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. The composition of the Company’s board of directors following completion of the Transactions will be the members of the Company’s board of directors immediately prior to completion of the Transactions. The Company’s board of directors currently consists of seven directors, each elected for a one-year term by the Company’s stockholders at the annual meeting of stockholders. There is currently a vacancy on the Company’s board of directors, which the Company may decide to fill in its discretion. The Company’s board members are elected by plurality voting, meaning that the director nominees receiving the greatest number of votes are elected. Although former P&G shareholders will have a slight majority of the voting rights, these voting rights are expected to be widely held, the Transaction Agreement does not contemplate the addition of new board members and there will not be a stockholders’ agreement or voting agreement in which the P&G shareholders, as new stockholders of the Company, would vote as a group. Therefore, any significant shift in the composition of the Company’s board of directors is unlikely to occur as a result of the Transactions. The Company believes the existence of large minority voting interest and the fact that P&G shareholders’ voting rights are expected to be widely held supports the determination that the Company is the accounting acquirer in the Merger.

d. Senior Management Team of the Combined Entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity. Lambertus J.H. Becht, Coty Chairman and Interim Chief Executive Officer, will oversee a management team, including Coty

Chief Financial Officer Patrice de Talhouët, together with a broader leadership organization consisting of executives from both businesses. The future management team of the combined entity will have eight of ten executives from the Company’s existing senior management. In addition, the Company’s board of directors immediately prior to completion of the Transactions will not change as a result of the Transactions. The Company believes this strongly supports the determination that the Company is the accounting acquirer in the Merger.

e. Terms of the Exchange of Equity Interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity. The Company is acquiring Galleria Company, which is not a public company and is a component of a larger entity. As such, management believes the transaction price reflects the fair value for Galleria Company and could not reliably estimate a premium. The Company believes this factor is not determinative considering Galleria Company is a private entity.

The Company also considered other factors in ASC 805-10-55-13 – ASC 805-10-55-15:

•	Relative size. The acquirer usually is the combining entity whose relative size is significantly larger than that of the other combining entity. The Company based its assessment on the financial information for the year ended June 30, 2015, the six months ended December 31, 2015 and the nine months ended March 31, 2016. While P&G Beauty Brands’ historical revenues and assets exceeded the Company’s historical revenues and assets, the Company’s net income significantly exceeded P&G Beauty Brands’ net income. The Company believes this factor is not determinative because neither entity is significantly larger than the other.

•	Identification of acquirer between two entities. The identification of the acquirer should consider which entity initiated the business combination, the relative size of the combining entities, and any other pertinent information. In connection with the Merger, the Company formed a new, wholly owned transitory merger subsidiary, Merger Sub, to effect the merger transaction between the Company and Galleria Company, with Galleria Company surviving the Merger and becoming a wholly owned subsidiary of the Company. Thus, the business combination effectively involved only two entities, the Company and Galleria Company. Nonetheless, the Company notes that the Merger resulted from the Company conducting a formal process to evaluate its strategic alternatives, and that the Company and its financial advisor initiated the combination with Galleria Company, which is consistent with the determination that the Company is the accounting acquirer in the Merger.

•	A new entity used to effect the transaction. A new entity formed to effect a business combination is not necessarily the acquirer. One of the existing combining entities should be determined to be the acquirer in a business combination involving the issuance of equity interests by a newly formed entity (Newco). As noted above, the Company formed Merger Sub to effect the merger transaction between the Company and Galleria Company, and at the closing, Galleria Company will merge with Merger Sub and survive the Merger as a wholly owned subsidiary of the Company. Merger Sub was not created to issue equity interests to effect the business combination, nor to transfer cash or other assets or incur liabilities in the Merger. As a result, Merger Sub would not be considered to be the accounting acquirer in the Merger.

Conclusion

ASC 805 does not provide for a hierarchy among the factors recommended for consideration. After considering all pertinent facts, reviewing the criteria outlined in ASC 805 and conducting the relevant analysis, the Company has concluded that it is the accounting acquirer in the Transactions. ASC

805 requires consideration of all pertinent facts and circumstances, listing several potential indicators, none of which is weighed more heavily than another. The Company’s conclusion is based primarily upon the following facts: (1) JAB will remain the largest individual stockholder of the Company, owning approximately 35% of the fully diluted shares of the Company’s common stock upon the completion of the Transactions, (2) there will be no immediate change in the composition of the Company’s board of directors after the Transactions, (3) except as noted above, the Company’s senior management prior to the Transactions will continue to be the senior management of the combined business after the Transactions and (4) the Company is issuing its equity interests as consideration for the Transactions. Accordingly, even though P&G shareholders that participate in the exchange offer will in the aggregate obtain a majority of the voting rights, the Company will apply the acquisition method of accounting to the assets and liabilities of Galleria Company upon completion of the Transactions.

24.	In order for investors to better understand and assess the financial condition and results of operations of P&G Beauty Brands prior to the merger with Coty, please revise the format of the pro forma financial statements to separately present the impact of pro forma adjustments related to P&G Beauty Brands that will occur before the merger and the impact of pro forma adjustments directly related to the merger transaction. This could be accomplished by providing additional adjustment columns and subtotal columns in each pro forma financial statement that reflect P&G Beauty Brands prior to the merger followed by the pro forma adjustments directly related to the merger to arrive at the pro forma totals. In this regard, it appears the pro forma adjustments that will occur prior to the merger include: reclassifications, adjustments related to the Divested Brands, adjustments related to the Excluded Brands, adjustments related to non-transferred assets and liabilities, and adjustments related to the Recapitalization.

Response:

In response to the Staff’s comment, the Company has revised the format of the pro forma financial statements to provide additional adjustment columns and subtotal columns in each pro forma financial statement that reflect P&G Beauty Brands prior to the Merger, followed by the pro forma adjustments directly related to the Merger to arrive at the pro forma totals.

The Company respectfully advises the Staff that the reclassification adjustments are a result of the Merger and the pro forma financial statements have been revised to adjust for these reclassifications as part of the pro forma merger adjustments.

25.	As discussed on pages 17 and 211, you will enter into multiple agreements with P&G in connection with the separation and distribution. These agreements include transition services, tax matters, technology licenses, trademark licenses and certain other matters. Please tell us what consideration you gave to reflecting the impact of these agreements in your pro forma financial statements pursuant to Rule 11-02(b)(6) of Regulation S-X.

Response:

The Company acknowledges that it will enter into multiple agreements with P&G in connection with the Separation and Distribution. The Company considered the following in determining what adjustments to its pro forma financial statements were appropriate in light of the Transition Services Agreement, the Tax Matters Agreement and the technology and trademark licenses:

Transition Services

Galleria Company and P&G will enter into a Transition Services Agreement (the “TSA”) on the closing date of the Merger. To facilitate the transition of Galleria to Coty, under the TSA, P&G will provide Galleria Company, on a fee-for-services basis, with specified services for a limited period of six months following consummation of the Merger.

The TSA’s fees-for-services are considered to be at fair value and therefore will be accounted for separately from the business combination. No impact of this agreement has been included within the pro forma financial statements on the basis that the costs of the TSA services are non-recurring and thus do not meet the criteria set out within Rule 11-02(b)(6) of Regulation S-X for inclusion.

Tax Matters

The Tax Matters Agreement among P&G, Galleria Company, the Company and Merger Sub, to be entered into on the closing date of the Merger, addresses specified tax issues, including the (i) allocation of tax liability (such as the circumstances under which an indemnity from one party to another may be required), (ii) tax return filing and payment obligations, (iii) specified representations and warranties related to the tax-free treatment of the Distribution, Merger and related transactions, (iv) tax contests, (v) cooperation, and (vi) dispute resolution.

With regard to the allocation of the liability described in item (i) above, the Tax Matters Agreement generally provides that P&G is responsible for any tax liabilities (exclusive of limited sharing of transaction taxes) for pre-closing tax periods (and the portion of any tax period that ends on the closing date of the Merger) and Galleria Company, the Company and Merger Sub are responsible for any tax liabilities of Galleria Company, the Company and Merger Sub for post-closing tax periods (and the portion of any tax period that commences after the closing date of the Merger). The Company has included the impact of the general allocation of tax liability described in item (i) above in the pro forma financial statements based on available information. The Company advises the Staff that it will monitor the available information and revise its disclosure, as appropriate, to incorporate the effects of any change in facts prior to the closing date of the Merger.

With regard to the specified tax issues described in items (ii)-(vi) above, the Company has not reflected the impact of these items within the pro forma financial statements pursuant to Rule 11-02(b)(6) of Regulation S-X on the basis that any impact is not factually supportable.

Further, the Tax Matters Agreement places certain post-closing restrictions on certain actions of the Coty Group that could cause the Distribution to become taxable to P&G. The Company has not reflected the impact of these restrictions within the pro forma financial statements pursuant to Rule 11-02(b)(6) of Regulation S-X on the basis any impact is not factually supportable.

The Company respectfully advises the Staff that it is actively monitoring the facts relevant to the Tax Matters Agreement to determine if additional pro forma adjustments are appropriate; however, all of the information necessary to make such determinations is not yet available. The Company will incorporate any further effects of the Tax Matters Agreements, if appropriate, as pro forma adjustments in subsequent amendments to the Registration Statement.

Technology and Trademark Licenses

There are royalty-free licenses contemplated as part of the Transactions covering certain technology and trademarks. The terms for these royalty-free licenses range from two years to until rights in the shared technology no longer remain.

As part of the preliminary purchase price allocation, the Company considered the fair value of licenses acquired. The Vidal Sassoon trademark license was preliminarily identified as material and separately recognized and measured at fair value. For all other licenses, the Company understands that the technologies are not sufficiently unique to generate significant intangible value. Further, the Company’s management considers the cost to re-create any specific technology to be fairly minimal. As such, the Company does not expect to value the acquired royalty-free licenses to utilize the technology. Therefore, except for the Vidal Sassoon royalty-free trademark license, which was valued as part of the preliminary purchase price allocation, no impact of these agreements has been included in the pro forma financial statements on the basis that the value has been deemed immaterial.

26.	Please quantify the estimated costs to be incurred subsequent to the merger that are not included in the pro forma financial statements.

Response:

The Company estimates that the costs to be incurred subsequent to the Merger that are not included within the pro forma financial statements total approximately $900.0 million. The Company has revised adjustment (n) in Note 3 to the pro forma financial statements on page 155 of Amendment No. 1 to disclose that the acquisition-related costs do not include those costs estimated to be incurred subsequent to the Merger.

Unaudited Condensed Combined Pro Forma Balance Sheet, page 139

27.	Please breakout the shareholder’s equity section into its separate components on the face of the pro forma balance sheet, so that investors can better understand the changes that are occurring. Please also show the number of shares authorized, issued and outstanding on a historical and pro forma basis.

Response:

In response to the Staff’s comment, the Company updated the pro forma balance sheet on page 143 of Amendment No. 1.

Note 3 – Pro Forma Adjustments, page 145

28.	In regard to adjustment (a), please clearly disclose how you determined revenues and costs related to the Excluded Brands and Divested Brands during each period. Please also address why the costs for the Excluded Brands and Divested Brands are significantly higher, as a percentage of the related revenues, compared to the costs for P&G Beauty Brands as a percentage of revenues.

Response:

In response to the Staff’s comment, the Company has updated adjustment (a) in Note 2 to the pro forma financial statements on page 150 of Amendment No. 1.

29.	In regard to adjustment (e), please disclose how you estimated the fair values of finite-lived intangible assets and indefinite-lived intangible assets. Please also revise adjustment (m) to disclose how determined the estimated useful lives.

Response:

In response to the Staff’s comment, the Company has revised adjustment (g) (previously adjustment (e)) in Note 3 to the pro forma financial statements on page 154 of Amendment No. 1. The Company has also revised adjustment (s) (previously adjustment (m)) in Note 3 to the pro forma financial statements on page 156 of Amendment No. 1.

30.	In regard to adjustments (g), (p) and (q), please disclose how you determined the blended tax rate you used and explain to us how you determined the rate is factually supportable. We note Article 11 of Regulation S-X indicates the statutory tax rate should be used.

Response:

In response to the Staff’s comment, the Company has revised adjustments (i) and (t) (previously adjustments (g) and (p), respectively) in Note 3 and adjustment (d) (previously adjustment (q)) in Note 2 to the pro forma financial statements on pages 155, 156 and 151, respectively, of Amendment No. 1 to disclose how it determined the blended statutory rate of 27%. The Company determined that such tax rate is factually supportable because it is based on the weighted average of the statutory tax rates of the jurisdictions in which the acquired assets are located.

31.	In regard to adjustment (h), we note no long term debt is included in P&G Beauty Brand’s historical financial statements. Please more clearly and accurately present this adjustment to include the debt to be incurred by Galleria and the use of the proceeds, which we assume will be essentially accounted for as a dividend to P&G.

Response:

Pursuant to the terms of the Transaction Agreement, Galleria Company will incur debt in conjunction with the Merger and the amount of such debt will be determined as a function of the Company’s share price within the collar and other adjustments as discussed in Note 1 to the pro forma financial statements on page 146 of Amendment No. 1. As of December 31, 2015, P&G Beauty Brands had not drawn on this debt, therefore no long term debt existed on the historical financial statements of the business.

As of March 31, 2016, P&G Beauty Brands’ balance sheet reflects the drawdown of $995.0 million in net long term debt associated with the Merger, which is in addition to incremental borrowings currently estimated to be $1,551.5 million that will be incurred immediately before the Merger. As discussed in the pro forma financial statements filed with Amendment No. 1, the total debt to be assumed by the Company is currently estimated to be $2,546.5 million based on the assumptions listed in Note 1 on page 146 of Amendment No. 1.

The pro forma financial statements have been revised to include in adjustment (c) in Note 2 a dividend adjustment reflecting the value of the assumed debt currently shown in the pro forma financial statements as this is the Company’s best estimate at the time of filing Amendment No. 1. The Company has been informed by P&G that the proceeds of such debt will either be distributed to P&G or used to purchase or otherwise obtain certain Galleria assets from P&G prior to the Transactions. As the amount to be used to purchase Galleria assets from P&G is not yet known, the full amount of the cash proceeds is presented as a distribution. The Company respectfully advises the Staff that this amount will fluctuate as additional information becomes available and until the purchase price is finalized; therefore, such disclosure is subject to revision in subsequent amendments to the Registration Statement.

32.	In regard to adjustment (i), please clearly disclose how you estimated the amounts related to the pension and other post-employment benefits.

Response:

In response to the Staff’s comment, the Company has revised adjustment (j) (previously adjustment (i)) in Note 3 to the pro forma financial statements on page 155 of Amendment No. 1.

33.	In regard to adjustment (l), please explain how you determined the amount for the year ended June 30, 2015. Based on the current disclosures and the amount for the period ended December 31, 2015, it is not clear to us how the annual amount was determined.

Response:

The incremental depreciation for the year ended June 30, 2015 was determined by subtracting Galleria’s historical depreciation for the period from the estimated annual depreciation on the fair value at acquisition of acquired property and equipment. This estimated annual depreciation amount was determined by depreciating the acquired property and equipment on a straight line basis over their estimated useful lives. As different categories of acquired property and equipment become fully depreciated over different useful lives, a waterfall approach was used to estimate the total annual deprecation by year for the acquired property and equipment. This same approach was used for the six months ended December 31, 2015 and the nine months ended March 31, 2016.

34.	In regard to adjustment (n), please disclose the amount of internal costs being eliminated and explain how you determined their elimination is factually supportable.

Response:

The Company respectfully advises the Staff that while it is accurate that internal costs should be included within the acquisition cost balance, no such internal costs have been disclosed because all costs for the year ended June 30, 2015 were external and no internal costs were incurred or eliminated. Within the March 31, 2016 acquisition cost balance, internal costs amounted to 5% of total acquisition costs, which management has deemed immaterial. The Company deemed the elimination of such costs to be factually supportable as compensation related expenses are based on incurred time for staff fully dedicated to the Transactions.

35.	In regard to adjustment (q), please disclose the specific nature of the costs, explain how you determined each amount, and explain how you determined they are factually supportable.

Response:

In response to the Staff’s comment, the Company has updated adjustment (d) (previously adjustment (q)) in Note 2 to the pro forma financial statements on page 151 of Amendment No. 1 to disclose the specific nature of the costs, explain how it determined each amount, and explain how it determined they are factually supportable. These costs are derived from P&G’s management reporting systems.

Background of the Transactions, page 157

36.	Please provide a discussion relating to the negotiation of the material terms of the transaction agreements. Please explain how the parties arrived at the exchange ratio, the upper limit in the number of Coty shares to be issued in the exchange, the termination fee, and the other material terms to the transaction documents.

Response:

In response to the Staff’s comment, the Company revised the disclosure on pages 164 and 165 of Amendment No.1.

37.	In the last paragraph on this page, where you discuss competing bids received by the Board, please disclose the consideration given to the other bids and how the Board determined the Reverse Morris Trust proposal by Coty was superior.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 165 of Amendment No. 1.

38.	Please include disclosure regarding the excluded brands, including: when Coty was informed that the brands would be excluded; what consideration was given to adjusting the purchase price; and how the Board determined an updated fairness opinion was not necessary.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 167 of Amendment No. 1.

39.	Please supplement your disclosure on page 157 by describing what a “Reverse Morris Trust transaction” is, and elaborate on the reasons for such a structure. We note the disclosures about tax efficiencies and need for less leverage.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 164 of Amendment No. 1.

Opinions of Coty’s Financial Advisors, page 163

Opinion of Barclays, page 174

40.	Please disclose why in preparing their opinions, the advisors assumed that all relevant licenses of P&G Beauty Brands, including the Excluded Brands, would transfer with Galleria Company to Coty.

Response:

The Company notes the Staff’s comment and respectfully advises the Staff that the Company instructed its financial advisors to assume that all relevant licenses of P&G Beauty Brands, including the Excluded Brands, would transfer with Galleria Company to the Company as the “base case” for their respective opinions. Please refer to the Company’s response to Comment No. 19.

Summary of Financial Analysis, page 165

41.	We note that the financial advisors relied upon certain financial forecasts, estimates and projections provided by the management. Please ensure that you have disclosed all projections in the filing.

Response:

The Company notes the Staff’s comment and respectfully submits that the financial projections provided to the Company’s financial advisors are not helpful to investors and should not be included in the Registration Statement. The Company’s stockholders are not making an investment decision in connection with the Transactions and the Transactions require no vote on their part. Furthermore, the projections are not material to P&G’s shareholders’ ability to exercise an informed judgment about whether to tender their P&G shares in the exchange offer, for the reasons set forth below.

While the Company prepares financial forecasts from time to time in connection with its corporate planning, it does not as a matter of course provide long-term guidance to investors with respect to its future financial and operating results, because the Company views such projected information to be inherently unreliable.

The projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement or consummation of the transactions whereby the Company agreed to acquire Beamly Ltd. (completed October 2015), Hypermarcas S.A. (completed February 1, 2016) or Bourjois color cosmetics brands (completed during fiscal 2015), the announcement of the Transactions, including the Merger, changes in foreign exchange rates, market conditions or otherwise. Similarly, the projections were prepared on the assumption that all relevant licenses of the P&G Beauty Brands, including the Excluded Brands, would transfer to Galleria Company (and then to the Company) in the Transactions, whereas it is now known that the assets and liabilities transferred by P&G and assumed by Galleria Company will not include the Excluded Brands.

The projections were not prepared with a view towards public disclosure or compliance with GAAP, published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Instead, the projections were prepared solely to be provided to the Company’s financial advisors so that the Company’s financial advisors could assist the Company’s board of directors in analyzing the Transactions. They were not prepared for the purposes of helping the Company’s or P&G’s stockholders make an investment decision.

Furthermore, the financial projections were prepared almost one year ago, in July 2015, and contained and were subject to numerous assumptions, qualifications, procedures, matters and other limitations, many of which, while reasonable and supportable at the time, have been demonstrated by changes in general market, financial markets and other conditions to be no longer valid.

While uncertainty is inherent in all financial forecasts, the Company believes that its financial advisors and management, whom are sophisticated with respect to financial and operational matters in the beauty industry, respectively, were better positioned to reasonably consider the contingencies and variabilities embedded in the financial projections than the Company’s or P&G’s investors. The Company believes this further increases the likelihood that investors may misinterpret the projections and that disclosure of the projections would not be helpful to a current understanding of the Company or the combined business following consummation of the Transactions.

The Company is concerned that some stockholders may place undue significance on any projections that may be included, notwithstanding any cautionary language that may accompany such projections. Given the Company’s normal practice of not disclosing management projections, disclosing them now could give the impression that they are reliable and material to an investment decision by P&G’s or the Company’s stockholders. This is especially problematic given that any investment decision will be made more than one year after the projections were prepared.

And finally, better, more complete and more recent financial information is available to stockholders. Since the date of the projections, the Company has made publicly available its actual results of operations for the fiscal year ended June 30, 2015, and the fiscal quarters ended September 30, 2015, December 31, 2015 and March 31, 2016. The information that has been made available to stockholders since the date of the projections would form a better basis upon which to evaluate the potential future performance of the combined business than the projections.

As a result of the foregoing, the Company respectfully submits that the financial projections are not material and that the inclusion of such projections would not be helpful to investors. Therefore, the projections should not be included in the Registration Statement.

P&G’s Reasons for the Transactions, page 183

42.	With respect to each of the factors considered, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

Response:

In response to the Staff’s comment, the Company revised the disclosure on pages 16 and 192 of Amendment No. 1.

Consents and Delayed Transfers, page 189

43.	Please disclose whether all third-party consents and approvals have been obtained in order to effectuate all aspects of this transaction. If all necessary approvals have not been obtained, disclose the consequence to the company going forward.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 197 of Amendment No. 1 to disclose that the consents and approvals required to effectuate the Transactions have been obtained in all material respects, other than antitrust approvals in Tunisia, Brazil and Russia and other than with respect to the Excluded Brands.

The Transactional Agreement

Representations and Warranties, page 191

44.	We note your cautionary statement concerning the representations and warranties in the Transactional Agreement. Please note that disclosure regarding an agreement’s representations or covenants in a prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). If you continue to use these cautionary statements, please revise them to clarify that you will provide additional disclosure in your public reports to the extent that you are, or become, aware of the existence of material facts that might contradict the representations and warranties contained in the Agreement.

Response:

In response to the Staff’s comment, the Company removed the cautionary statement concerning the representations and warranties in the Transactional Agreement and revised the disclosure on page 199 of Amendment No. 1.

Debt Financing, page 214

45.	Please file the commitment letters as exhibits to the registration statement.

Response:

The Company notes the Staff’s comment. However, the Company respectfully advises the Staff that it does not believe the commitment papers are relevant because the Coty Credit Agreement entered into pursuant to such commitment papers was filed as an exhibit to the Company’s Form 8-K filed on October 30, 2015 and is incorporated by reference into the Registration Statement. Further, the Galleria Credit Agreement entered into pursuant to such commitment papers was filed as an exhibit to Galleria Co.’s Registration Statement on Forms S-1 and S-4 filed on April 22, 2016.

Description of Coty Capital Stock, page 222

46.	We note the statement in the second paragraph that disclosure is “qualified in its entirety by ... the applicable provisions of Delaware law.” Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 232 of Amendment No. 1.

P&G Beauty Brands – Combined Financial Statements

Combined Interim Balance Sheets, page F-3

47.	It appears to us that the planned Recapitalization will result in a material reduction to the historical equity. Therefore, it appears the debt to be incurred prior to the merger and the use of the proceeds to essentially fund a dividend to P&G should be reflected on a pro forma basis alongside the most recent historical balance sheet. Refer to SAB Topic 1:B:3.

Response:

The Company has been advised that P&G and Galleria Company considered SAB Topic 1:B:3 and concluded that while no distribution has been declared, the proceeds of the debt to be incurred prior to the Transactions will either be distributed to P&G or used to purchase or otherwise obtain certain Galleria assets from P&G prior to the Transactions and will not be transferred to Coty. As the amount to be used to purchase Galleria assets from P&G is not yet known, the full amount of the distribution has been reflected as a dividend to P&G in the pro forma financial statements until that amount becomes factually supportable as management’s best estimate at the time of filing.

Galleria Company will use a portion of the loans incurred under the Galleria Senior Secured Credit Facilities prior to the consummation of the Transactions, along with any cash contributed by P&G, to purchase or otherwise obtain certain Galleria assets from P&G or its subsidiaries. Galleria Company will distribute to P&G, prior to the consummation of the Transactions, any borrowed amounts remaining after funding these asset purchases. However, as the portion of the debt incurred used to purchase or otherwise obtain certain Galleria assets from P&G is not yet known, and therefore not factually supportable, the full amount of the debt is being presented as a dividend to P&G. If a distribution is declared prior to any future pre-issuance filing, P&G Beauty Brands’ financial statements will be adjusted to reflect this amount to comply with the disclosure requirements under SAB Topic 1:B:3.

The ultimate amount of the Galleria Company borrowing and remaining cash to distribute to P&G is contingent upon a number of factors including the closing price of the Company’s common stock, other contractual adjustments related to the Excluded Brands, working capital adjustments and other adjustments and the final approach to the legal integration activities. The Company’s current best estimate of the Galleria Company borrowing under the Galleria Senior Secured Credit Facilities is provided in the purchase price allocation in the notes to the pro forma financial statements. The Company’s current best estimate is that any Galleria Company distribution will be declared in September 2016.

3. Related-Party Transactions, page F-6

4. Related-Party Transactions, page F-21

48.	Please revise your disclosures to:

•	Clarify how global business unit (GBU) direct spending for businesses not classified as a separate GBU are allocated and, if accurate, indicate management believes the allocation method is reasonable;

•	Clarify, if accurate, management believes all corporate allocation methods, including those based on utilization, are reasonable; and

•	Quantify the amount of expenses that would have been incurred on a stand-alone basis during each period presented or state it is not practicable to do so.

Refer to SAB Topic 1:B.1.

Response:

In response to the Staff’s comment, the Company revised the disclosure on pages F-6 and F-21 of Amendment No. 1.

10. Segment Information, page F-10

12. Segment Information, page F-30

49.	Please demonstrate to us how you determined it is appropriate to aggregate the Retail Hair and Cosmetics operating segments into one reportable segment based on the provisions of ASC 280-10-50-11. Please supplementally provide us the net sales and earnings (loss) before income taxes for each operating segment for each period presented.

Response:

Please refer to the separate response letter from Galleria Company of even date herewith that addresses Comment No. 49.

12. Subsequent Events, page F-10

13. Subsequent Events, page F-31

50.	You indicate that you have evaluated subsequent events for potential recognition and disclosure through April 20, 2016. Please revise this disclosure to also state whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. See ASC 855-10-50-1.

Response:

In response to the Staff’s comment, the Company revised the disclosure on pages F-11 and F-31 of Amendment No. 1 to clarify that the dates of evaluation of subsequent events were June 1, 2016 and April 20, 2016, the respective dates on which the financial statements were issued.

51.	If applicable, please disclose any remaining carrying value of the intangible assets that were impaired during the period ended March 31, 2016.

Response:

In response to the Staff’s comment, the Company revised the disclosure on pages F-7 and F-32 of Amendment No. 1 to clarify that the remaining carrying value of the intangible assets that were impaired during the period ended March 31, 2016 is zero.

3. Significant Accounting Policies, Revenue Recognition, page F-18

52.	Please quantify the amount of trade promotions recorded during each period presented.

Response:

The Company notes the Staff’s comment and respectfully advises the Staff that the disclosure of the amount of trade promotions recorded as a reduction to net sales or a selling, general and administrative expense is not a requirement under GAAP or Commission regulations. Further, the Company has been advised that P&G does not believe that the disclosure of the amount of trade promotions is a meaningful disclosure as categories and competitors in the consumer products industry have diverse practices relative to the interplay between list price and the allowances provided in trade promotions. The Company notes that trade promotions are not disclosed by P&G in its periodic reports, nor are they provided by the broader consumer products industry.

9. Postretirement Benefits, page F-26

53.	Based on the pro forma financial statements, it appears you will assume a portion of the multi-employer plan’s benefit obligation. Please disclose the benefit obligation and plan assets to be assumed.

Response:

The Company notes the Staff’s comment and respectfully advises the Staff that, for purposes of P&G Beauty Brands’ financial statements, the Company has been informed that P&G and Galleria do not believe disclosure of the transferring pension liabilities and assets is required. P&G Beauty Brands’ employees currently participate in broader P&G benefit plans. Further, the employees reflected in P&G Beauty Brands’ financial statements represent the total enrollment supporting P&G Beauty Brands’ businesses and are not limited to the specific employees transferring to new Galleria Company benefit plans. P&G and Galleria Company believe the disclosure of the amount of the benefit obligation to be assumed is best addressed in the pro forma financial statements.

In response to the Staff’s comment, the Company has revised adjustment (j) in Note 3 to the pro forma financial statements on page 155 of Amendment No. 1 to disclose the benefit obligations and plan assets to be assumed.

10. Income Taxes, page F-27

54.	Please more fully disclose and discuss the facts and circumstances related to changes in the unrecognized tax benefit that negatively impacted the effective tax rate during the year ended June 30, 2015.

Response:

In response to the Staff’s comment, the disclosure on pages F-10 and F-28 of Amendment No. 1 has been revised to provide additional clarity regarding the facts in circumstances that negatively impacted P&G Beauty Brands’ effective tax rate during the periods presented.

*****

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact the undersigned at (212) 735-2554 or Laura Kaufmann Belkhayat at (212) 735-2439.

Sincerely,

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

/s/ Sean C. Doyle
Sean C. Doyle

Enclosure

cc:	Jules P. Kaufman
Coty Inc.

Nina V. Ayer
Coty Inc.

Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP

Laura Kaufmann Belkhayat
Skadden, Arps, Slate, Meagher & Flom LLP

Susan S. Whaley
The Procter & Gamble Company

Brad Brasser
Jones Day

Timothy J. Melton
Jones Day